Exhibit 99.3

ZenaTech’s ZenaDrone Initiates Mobile Drone Operations Trailer to Boost Productivity and Scale Drone as a Service

Trailer is designed to support automated multi-drone spraying and seeding, with automated battery recharging, launch and landing platform, with future adaptations planned for surveying and inspections

Vancouver, British Columbia, (October 8, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its ZenaDrone subsidiary has begun building a mobile agricultural drone operations trailer and will begin testing it in the coming months. The trailer is designed to transport and automate precision agriculture Drone as a Service jobs including for drone swarm operations. It is being configured to work with the IQ Octo drone, to complete jobs with minimal human intervention, improving speed and job capacity, and will be adapted to work with other DaaS applications such as surveys and inspection jobs in the future. The IQ Octo is ZenaDrone’s medium-sized, eight-motor autonomous drone currently at the prototype testing stage, built for precision spraying and seeding. Battery powered, it is designed for roughly 20 to 25 minutes of flight per charge and a payload of up to 25 kilograms of liquid or seed, applying fertilizers, crop-protection products, and seed along programmed flight paths.

“Our customers want more acres covered, jobs completed faster, and lower service costs. Developing a mobile operations trailer to support multiple drones, with spraying, seeding, and spreading capabilities and automated battery recharging, is aimed squarely at those needs,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are starting development and testing in precision agriculture, with the goal of extending this approach across our Drone as a Service applications. For ZenaTech’s DaaS business, the opportunity is to serve more customers with each crew and drone fleet, supporting stronger margins and a more scalable service business.”

The trailer is designed as a customizable mobile hub that transports drones and supports field operations, including battery charging, payload replenishment, and autonomous takeoff and landing. Built for compact and road-worthy field operations, it has a retractable top cover and panels for fast drone set up and launch directly from the trailer. It is built to support drone swarms of up to five aircrafts working across precision agriculture jobs, beginning with IQ Octo spraying, seeding, and spreading operations, and can later be adapted for surveying and inspection applications. The trailer is currently in the prototype build-and-test stage at the Company’s facility in Mesa, Arizona where it is expected to be produced.

A mobile operations trailer supporting four to five drones is designed to deliver faster job completion, less downtime, lower operating costs, and greater daily capacity. By bringing spraying, seeding, and spreading supplies directly to the job site with automated refilling, and by recharging batteries without manual intervention, the trailer is designed to keep fleets flying with fewer interruptions and less hands-on servicing. The goal is quicker turnaround and planned lower costs for customers, enabling DaaS operators to cover more acres, complete more jobs, and improve margins from the same fleet.

Drone as a Service (DaaS) is ZenaTech’s model for delivering drone-based automation of legacy or manual jobs, data, and analytics as a recurring service rather than selling drone hardware outright. It is designed to give customers across agriculture, land surveying and construction, industrial inspections and maintenance, power washing of buildings, and other industries access to automated drone capabilities without owning or operating a fleet, while building a scalable, recurring-revenue business for ZenaTech.

The Company will provide further updates as it reaches additional development and testing milestones for the mobile agricultural drone operations trailer.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include "forward-looking statements" within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about the development, features, certification, availability, pricing and market adoption of Stacklens. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "aim", "seek", "is/are likely to", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; ZenaTech’s ability to deliver products to the market as currently contemplated, including new product lines such as Stacklens; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; regulatory risks, including the outcome of safety certification processes; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.